March 20, 2008
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Goodrich Petroleum Corporation and, under the date of March 13, 2008, we reported on the consolidated financial statements of Goodrich Petroleum Corporation as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On March 18, 2008, we were dismissed. We have read Goodrich Petroleum Corporation’s statements included under Item 4.01 of its Form 8-K dated March 20, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with any statements regarding Ernst & Young LLP.
Very truly yours,
/s/ KPMG LLP